UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Dated August 1, 2014

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-189157) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated July 3, 2014

•	Press Release dated July 8, 2014

•	Press Release dated July 8, 2014

•	Press Release dated July 8, 2014

•	Press Release dated July 15, 2014

•	Press Release dated July 17, 2014

•	Press Release dated July 17, 2014

•	Press Release dated July 30, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: August 1, 2014	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

2

CONSTRUCTION OF SEAWAY CRUDE OIL

PIPELINE LOOP (TWIN) COMPLETED

HOUSTON ; CALGARY, ALBERTA (July 3, 2014) – Enterprise Products Partners L.P. (NYSE:EPD) and Enbridge Inc. (NYSE/TSX:ENB) announced today that the 512-mile Seaway Pipeline system loop (twin) pipeline from Cushing, Oklahoma, to the Jones Creek storage and terminal facility near Freeport, Texas, is mechanically complete. The new 30-inch Seaway Loop (Twin) Pipeline is expected to more than double the capacity of the Seaway system to 850,000 BPD.

The Jones Creek facility is connected to Enterprise’s ECHO crude oil storage facility in Houston by a 65-mile, 36-inch pipeline. Construction of a 100-mile, 30-inch pipeline from ECHO to Beaumont / Port Arthur, Texas, is expected to be completed in July 2014. Commissioning of the Seaway Loop (Twin), as well as the new pipeline from ECHO to Beaumont/Port Arthur, will continue throughout the third quarter 2014.

In addition to the pipeline that transports crude oil from Cushing to the Gulf Coast, the Seaway system comprises a terminal and distribution network originating in Texas City, Texas, which serves refineries locally and in the Houston area. The Seaway system also includes dock facilities at Freeport and Texas City.

The Seaway Pipeline system is owned by Seaway Crude Pipeline Company LLC, a 50/50 joint venture owned by affiliates of Enterprise Products Partners L.P. and Enbridge Inc. For additional information, please visit www.seawaypipeline.com.

Enterprise Products Partners L.P. (NYSE: EPD) is one of the largest publicly traded partnerships and a leading North American provider of midstream energy services to producers and consumers of natural gas, NGLs, crude oil, refined products and petrochemicals. Our services include: natural gas gathering, treating, processing, transportation and storage; NGL transportation, fractionation, storage and import and export terminals; crude oil and refined products transportation, storage and terminals; offshore production platforms; petrochemical transportation and services; and a marine transportation business that operates primarily on the United States inland and Intracoastal Waterway systems and in the Gulf of Mexico. The partnership’s assets include approximately 51,000 miles of onshore and offshore pipelines; 200 million barrels of storage capacity for NGLs, crude oil, refined products and petrochemicals; and 14 billion cubic feet of natural gas storage capacity. For more information, visit www.enterpriseproducts.com.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

###

This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements, other than statements of historical fact, included herein that address activities, events, developments or transactions that Enterprise and Enbridge expect, believe or anticipate will or may occur in the future, including anticipated benefits and other aspects of such activities, events, developments or transactions, are forward-looking statements. Although Enterprise and Enbridge believe that the forward-looking statements included herein are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties, including required approvals by regulatory agencies, the possibility that the anticipated benefits from such activities, events, developments or transactions cannot be fully realized, the possibility that costs or difficulties related thereto will be greater than expected, the impact of competition and other risks and uncertainties included in

2

the reports filed with the Securities and Exchange Commission by Enterprise and Enbridge, respectively, and in the filings made by Enbridge with Canadian securities regulatory authorities. While Enterprise and Enbridge make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those expected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, neither Enterprise nor Enbridge intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterprise	Enterprise
Rick Rainey	Randy Burkhalter
Media	Investor Relations
(713) 381-3635	(713) 381-6812 or (866) 230-0745
Email: rrainey@eprod.com	Email: rburkhalter@eprod.com

Enbridge	Enbridge
Larry Springer	Adam McKnight
Media	Investor Community
(877) 496-8142	(403) 266-7922
Email: usmedia@enbridge.com	Email: adam.mcknight@enbridge.com

###

3

Enbridge Announces Closing of Underwriters’ Over-Allotment Option to Purchase Additional Common Shares

CALGARY, Alberta, July 8, 2014 - Enbridge Inc. (TSX:ENB) (NYSE:ENB “Enbridge”) today announced it has closed the sale of 1.179 million common shares pursuant to the underwriters’ over-allotment option. Enbridge granted this over-allotment option to the underwriters to purchase additional common shares in connection with the previously announced common equity offering of 7.86 million common shares that closed on June 24, 2014.

The gross proceeds of approximately CAD$60 million will be used to fund the incremental capital recently announced on the Line 3 Replacement Program and for general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the common shares in any jurisdiction. You may obtain a copy of the prospectus relating to the offering of common shares if you request it in the U.S. from RBC Capital Markets, toll-free 877-822-4089 or Credit Suisse, toll-free at 800-221-1037, or in Canada from RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor Toronto, Ontario M5V 2X4 (fax: 416-313-6066) or Credit Suisse, 1 First Canadian Place, Suite 2900, PO Box 301, Toronto, Ontario M5X 1C9 (fax: 416-352-0920). Alternatively, you may obtain the prospectus by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

Forward Looking Statements

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For more information please contact:

Enbridge Inc. Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 graham.white@enbridge.com	Enbridge Inc. Adam McKnight Investment Community (403) 266-7922 adam.mcknight@enbridge.com

NEWS RELEASE

Enbridge Announces $250 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, July 8, 2014 - Enbridge Inc. (TSX:ENB) (NYSE:ENB “Enbridge”) today announced that it has entered into an agreement with a group of underwriters to sell ten million Cumulative Redeemable Preference Shares, Series 13 (the “Series 13 Preferred Shares”) at a price of $25.00 per share for distribution to the public. Closing of the offering is expected on July 17, 2014.

The holders of Series 13 Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.10 per share, payable quarterly on the first day of March, June, September and December, as and when declared by the Board of Directors of Enbridge, yielding 4.40 per cent per annum, for the initial fixed rate period to but excluding June 1, 2020. The first quarterly dividend payment date is scheduled for December 1, 2014. The dividend rate will reset on June 1, 2020 and every five years thereafter at a rate equal to the sum of the then five-year Canadian Government bond yield plus 2.66 per cent. The Series 13 Preferred Shares are redeemable by Enbridge, at its option, on June 1, 2020 and on June 1 of every fifth year thereafter.

The holders of Series 13 Preferred Shares will have the right to convert their shares into Cumulative Redeemable Preference Shares, Series 14 (the “Series 14 Preferred Shares”), subject to certain conditions, on June 1, 2020 and on June 1 of every fifth year thereafter. The holders of Series 14 Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Enbridge, at a rate equal to the sum of the 90-day Government of Canada Treasury bill rate plus 2.66 per cent.

Enbridge has granted to the underwriters an option, exercisable at any time up to 48 hours prior to the closing of the offering, to purchase up to an additional two million Series 13 Preferred Shares at a price of $25.00 per share.

The offering is being made only in Canada by means of a prospectus supplement to the base shelf prospectus of the Corporation dated June 6, 2013. Proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

The syndicate of underwriters is led by CIBC World Markets, RBC Capital Markets, TD Securities, and Scotiabank.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

Forward Looking Statements

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Adam McKnight Investment Community (403) 266-7922 Email: adam.mcknight@enbridge.com

NEWS RELEASE

Enbridge Increases Size of Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, July 8, 2014 - Enbridge Inc. (TSX:ENB) (NYSE:ENB “Enbridge”) today announced that as a result of strong investor demand for its previously announced offering of Cumulative Redeemable Preference Shares, Series 13 (the “Series 13 Preferred Shares”), the size of the offering has been increased to 14 million Series 13 Preferred Shares. The aggregate gross proceeds will be C$350 million. Closing of the offering is expected on July 17, 2014.

The holders of Series 13 Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.10 per share, payable quarterly on the first day of March, June, September and December, as and when declared by the Board of Directors of Enbridge, yielding 4.40 per cent per annum, for the initial fixed rate period to but excluding June 1, 2020. The first quarterly dividend payment date is scheduled for December 1, 2014. The dividend rate will reset on June 1, 2020 and every five years thereafter at a rate equal to the sum of the then five-year Canadian Government bond yield plus 2.66 per cent. The Series 13 Preferred Shares are redeemable by Enbridge, at its option, on June 1, 2020 and on June 1 of every fifth year thereafter.

The holders of Series 13 Preferred Shares will have the right to convert their shares into Cumulative Redeemable Preference Shares, Series 14 (the “Series 14 Preferred Shares”), subject to certain conditions, on June 1, 2020 and on June 1 of every fifth year thereafter. The holders of Series 14 Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Enbridge, at a rate equal to the sum of the 90-day Government of Canada Treasury bill rate plus 2.66 per cent.

The offering is being made only in Canada by means of a prospectus. Proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

The syndicate of underwriters is led by CIBC World Markets, RBC Capital Markets, TD Securities, and Scotiabank.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

Forward Looking Statements

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Adam McKnight Investment Community (403) 266-7922 Email: adam.mcknight@enbridge.com

Press Release

EDF EN Canada and Enbridge Dedicate the

300 Megawatt Blackspring Ridge Wind Project

CARMANGAY, Alberta (July 15, 2014): EDF EN Canada Inc., a subsidiary of EDF Energies Nouvelles, and Enbridge Inc. (TSX:ENB) (NYSE:ENB) dedicated the 300 megawatt (MW) Blackspring Ridge Wind Project today. Located in Vulcan County, Alberta, the project is the largest investment in wind energy in Western Canada.

EDF EN Canada and Enbridge officials joined Alberta Energy Minister Diana McQueen, Derrick Annable, Reeve of Vulcan County, Kym Nichols, Mayor of Carmangay, and more than 100 other invited guests to mark the occasion.

Construction of the 166 turbine project commenced in May 2013 and reached commercial operation twelve months later in May 2014. Mortenson Canada served as the construction contractor.

With an investment of about $0.6 billion, Blackspring Ridge generates enough clean energy to meet the electricity needs of about 140,000 Albertan homes.

“The Blackspring Ridge project is a joint effort between industry and government that demonstrates Alberta’s commitment to renewable energy development,” said Alberta Energy Minister Diana McQueen. “The Government of Alberta is proud to support state-of-the-art projects, like Blackspring Ridge, as we work together to green the grid in Alberta.”

“Through the construction and operation of this project, there have been local jobs for members of our community,” said Vulcan County Reeve Derrick Annable. “The indirect benefits to the area from these jobs is also a major contributor to our local economy.”

“Our community is very proud to be a part of such an important renewable energy project,” said Carmangay Mayor Kym Nichols. “There are tremendous economic benefits to our community including the more than 350 jobs that were created during construction and another 20 permanent operations and maintenance jobs.”

“A project of this magnitude comes as a result of a dedicated team of professionals and the support and involvement of the local communities,” said Tristan Grimbert, President and CEO of EDF EN North America. “We want to acknowledge the outstanding efforts of the development, engineering, construction and commissioning teams who rose to the challenge, building a project of this size in almost a year by the day and there, for the first project of EDF EN in Western Canada, set a new standard for being ahead of schedule, and on budget.”

“The successful completion of Blackspring Ridge is the result of strong support by the local communities, municipality and provincial government, along with outstanding teamwork by Enbridge, EDF EN Canada and our partners,” said Enbridge Chief Financial Officer Richard Bird. “Enbridge has been investing in Alberta’s energy infrastructure for over 60 years, and we’re proud to continue building strong relationships and expanding Alberta’s renewable power supply through this investment. As a leader in renewable power generation, Enbridge continues to invest in a diversified, less carbon-intensive energy mix to help meet future demand while considering our impact on the environment.”

“Vestas kicked off its long commitment to Canada back in 1997, and Blackspring Ridge is our largest Canadian effort to date,” said Chris Brown, President of Vestas’ Sales and Service Division. “For wind projects to thrive in the competitive Alberta electricity market, they need to generate electricity at the lowest possible cost, and we are proud that EDF EN Canada and Enbridge selected our innovative V100-1.8MW turbines. This project is a testament to the tenacity and creativity among the team, and we have already built on our partnerships with EDF EN and Enbridge to pursue additional opportunities.”

As part of the dedication ceremony, the inaugural recipients of the Blackspring Ridge Community Project Fund program were recognized and presented with cheques. The funding partners—Enbridge, EDF EN Canada, and Vestas—instituted the five-year program this spring based on the shared belief that being responsible in business also means being responsible to the community that hosts our energy projects. In total, nearly $20,000 was awarded to eight local organizations: Alberta Birds of Prey Foundation, Carmangay District Historical Society, Champion Fire Department, Public School Betterment Society of Picture Butte, Rainbow Literacy Society, Village of Carmangay Library Board Society, Village of Milo, and the Vulcan Regional Food Bank Society.

The Alberta-based Climate Change and Emissions Management Corporation committed $10 million in support of the Blackspring Ridge project. The CCEMC provides funding for projects that will reduce greenhouse gas emissions and help Alberta adapt to climate change.

Additionally, Blackspring Ridge further helps Enbridge meet its Neutral Footprint commitment to generate a kilowatt of renewable energy for every additional kilowatt of conventional electricity that the company’s operations consume.

Since October 2012, EDF EN Canada and Enbridge have commissioned three jointly-owned wind projects in Quebec: Saint-Robert-Bellarmin (80 MW), Massif du Sud (150 MW), and Lac-Alfred (300 MW). By the end of 2015, EDF EN Canada will have placed into service 1,374 MW of wind and solar in Canada and created employment opportunities for over 1,000 people in the development and construction phase. Enbridge owns over 1,350 MW of net capacity in renewable and alternative energy and is a leader in this field as the largest solar energy generator and the second largest wind power generator in Canada.

###

•	Contact EDF EN Canada Inc.:

Sandi Briner — 858-521- 3525 — sandi.briner@edf-en.ca

•	Contact Enbridge Inc.:

Graham White — Media — 403-508-6563 or 888-992-0997 — graham.white@enbridge.com

Adam McKnight — Investment Community — 403-231-5720 — adam.mcknight@enbridge,com

About EDF EN Canada Inc.:

EDF EN Canada, an EDF Energies Nouvelles Company, is a market leader in renewable energy development, with an integrated approach that covers every aspect of project origination and implementation through to electricity generation, operations and maintenance. The company offers financial strength, technical innovation and an unmatched commitment to customer service. EDF EN Canada draws on the market leadership of EDF Renewable Energy, EDF EN’s American affiliate. EDF Energies Nouvelles is a subsidiary of the EDF group. www.edf-energies-nouvelles.com www.edf-en.ca

About Enbridge Inc.:

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

NEWS RELEASE

Enbridge Announces Closing of $350 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, July 17, 2014 - Enbridge Inc. (TSX:ENB) (NYSE:ENB “Enbridge”) today announced that it has closed its previously announced public offering of Cumulative Redeemable Preference Shares, Series 13 (the “Series 13 Preferred Shares”) by a syndicate of underwriters led by CIBC World Markets, RBC Capital Markets, Scotiabank, and TD Securities. Enbridge issued 14 million Series 13 Preferred Shares for gross proceeds of $350 million. The Series 13 Preferred Shares will begin trading on the TSX today under the symbol ENB.PF.E. Proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

Forward Looking Statements

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Adam McKnight Investment Community (403) 266-7922 Email: adam.mcknight@enbridge.com

NEWS RELEASE

Enbridge Gas Distribution Receives Ontario Energy Board Decision on Multi-Year Incentive Rate Setting Application

Toronto, Ontario, July 17, 2014 – Enbridge Gas Distribution (Enbridge or the Company) today received a decision from the Ontario Energy Board (OEB) on the Company’s application for an incentive regulation rate setting mechanism.

The decision provides the methodology for establishing rates for the distribution of natural gas for a five-year period (2014-2018 inclusive).

In its decision to approve Enbridge’s proposal for a Custom Incentive Rate setting plan, with modifications, the OEB noted Enbridge’s willingness to modify its proposals during the regulatory process to accommodate points raised by stakeholders and the OEB. The decision provides Enbridge the framework needed for anticipated investment in its Ontario natural gas distribution system and incents the Company to implement productivity efficiencies that benefit customers.

“This was an innovative submission and the first of its kind in Ontario,” said Enbridge Gas Distribution President Glenn Beaumont. “We believe this is a balanced decision for both our two million customers and our investors while allowing us to continue to make required investments in the natural gas distribution system.”

Enbridge will file the resulting rate order with the OEB for approval and anticipated implementation of distribution rates in October 2014.

The decision does not affect the commodity price for natural gas supply. Customers who choose to purchase their natural gas from Enbridge pay the same price the utility pays without mark up.

A copy of the decision is available at the OEB’s website, www.ontarioenergyboard.ca.

About Enbridge Gas Distribution

Enbridge Gas Distribution Inc. has a more than 160-year history and is Canada’s largest natural gas distribution company. It is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution and one of the 2013 Global 100 Most Sustainable Corporations. Enbridge Inc. has been selected as one of Canada’s Greenest Employers for 2013 and is one of Canada’s Top 100 Employers. Enbridge Gas Distribution and its affiliates distribute natural gas to two million customers in

Ontario, Quebec, New York State and New Brunswick. For more information, visit www.enbridgegas.com or follow us on Twitter @EnbridgeGasNews.

Contacts:

Enbridge Gas Distribution Inc.	Enbridge Inc.
Chris Meyer	Adam McKnight
Media	Investment Community
1 (855) 884-5112	(403) 266-7922
enbridgegasmedia@enbridge.com	adam.mcknight@enbridge.com
www.enbridgegas.com	www.enbridge.com

NEWS RELEASE

Enbridge Inc. Declares Quarterly Dividends

CALGARY, Alberta, July 30, 2014 – Enbridge Inc. (TSX, NYSE: ENB) Enbridge Inc.’s Board of Directors has declared a quarterly dividend of $0.35 per common share, payable on September 1, 2014 to shareholders of record on August 15, 2014. The amount of the dividend is consistent with the June 1, 2014 dividend.

The Board also declared the following quarterly dividends for Enbridge Inc. Preferred Shares. All dividends are payable on September 1, 2014 to shareholders of record on August 15, 2014:

Preferred Shares, Series A		$0.34375
Preferred Shares, Series B		$0.25
Preferred Shares, Series D		$0.25
Preferred Shares, Series F		$0.25
Preferred Shares, Series H		$0.25
Preferred Shares, Series J	US$	0.25
Preferred Shares, Series L	US$	0.25
Preferred Shares, Series N		$0.25
Preferred Shares, Series P		$0.25
Preferred Shares, Series R		$0.25
Preferred Shares, Series 1	US$	0.25
Preferred Shares, Series 3		$0.25
Preferred Shares, Series 5	US$	0.275
Preferred Shares, Series 7		$0.275
Preferred Shares, Series 9		$0.275
Preferred Shares, Series 11[1]		$0.3074

1	The first dividend declared for Preferred Shares, Series 11 includes accrued dividends from May 22, 2014, the date the shares were issued. The regular quarterly dividend of $0.275 per share will take effect on December 1, 2014.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. - Investment Community	Enbridge Inc. - Media

Adam McKnight	Graham White
(403) 266-7922	(403) 508-6563/(888) 992-0997
Email: adam.mcknight@enbridge.com	Email: graham.white@enbridge.com